DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   31-Oct-2020

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Oct-2020	31-Oct-2020		
Determination Date	12-Nov-2020			
Record Date	13-Nov-2020			
Distribution Date	16-Nov-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2020	16-Nov-2020	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2020	15-Nov-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	305,956,690.91	272,740,453.72	33,216,237.19	86.500618	0.710262
Class A-3 Notes	336,000,000.00	336,000,000.00	336,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**727,361,690.91**	**694,145,453.72**	**33,216,237.19**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**821,962,172.95**	**788,745,935.76**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	290,658.86	0.756924	33,506,896.05	87.257542
Class A-3 Notes	1.220000%	341,600.00	1.016667	341,600.00	1.016667
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**729,762.90**		**33,946,000.09**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	32,517,017.34	(1) Total Servicing Fee	684,968.48
Interest Collections	3,932,065.85	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	403,562.72	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	206,050.36		
Purchase Amounts	0.00	(3) Interest Distributable Amount	729,762.90
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	900.86	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**37,059,597.13**	(6) Regular Principal Distributable Amount	33,216,237.19
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**37,059,597.13**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	2,428,628.56
		Total Distribution	**37,059,597.13**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	684,968.48	684,968.48	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	729,762.90	729,762.90	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	290,658.86	290,658.86	0.00
thereof on Class A-3 Notes	341,600.00	341,600.00	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	729,762.90	729,762.90	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	33,216,237.19	33,216,237.19	0.00
Aggregate Principal Distributable Amount	33,216,237.19	33,216,237.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	69.88
minus Net Investment Earnings	69.88
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	69.88
Net Investment Earnings on the Collection Account	830.98
Investment Earnings for the Collection Period	900.86

Notice to Investors

Note 1:
18 accounts with an outstanding principal balance of $1,520,902.84 did not have an installment payment scheduled for the current Collection Period.

Note 2:
In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five or six months (depending on the customer segment), which will generally result in an extension of the term of the customer's contract by an equivalent number of months. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral. The Servicer is also implementing a phased resumption of collection activities that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

DAIMLER TRUCKS RETAIL TRUST 2020-1

Investor Report

Collection Period Ended   31-Oct-2020

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	821,962,172.95	6,904
Principal Collections	23,028,112.76	
Principal Collections attributable to Full Pay-offs	9,488,904.58	
Principal Purchase Amounts	0.00	
Principal Gross Losses	699,219.85	
Pool Balance end of Collection Period	788,745,935.76	6,759
Pool Factor	71.70%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.61%
Weighted Average Number of Remaining Payments	42.36	37.34
Weighted Average Seasoning (months)	14.06	21.88

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	785,453,350.00	6,712	99.58%
31-60 Days Delinquent	1,997,320.46	31	0.25%
61-90 Days Delinquent	184,099.22	6	0.02%
91-120 Days Delinquent	1,111,166.08	10	0.14%
Total	788,745,935.76	6,759	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.16%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	699,219.85	10	6,764,311.69	82
Principal Net Liquidation Proceeds	398,210.65		2,827,560.47	
Principal Recoveries	190,264.67		1,040,949.50	
Principal Net Loss / (Gain)	110,744.53		2,895,801.72	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.165%
Prior Collection Period	0.064%
Second Prior Collection Period	0.423%
Third Prior Collection Period	0.559%
Four Month Average	0.303%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.263%
Average Net Credit Loss/(Gain)	35,314.66

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

Pd.	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%